UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

Standard Motor Products, Inc.
(Exact name of registrant as specified in its charter)

New York	001-04743	11-1362020
(State or other jurisdiction of incorporation)	(Commission file number)	(I.R.S. Employer Identification No.)

37-18 Northern Blvd., Long Island City, N.Y.		11101
(Address of principal executive offices)		(Zip code)

Carmine J. Broccole, Esq. Chief Legal Officer and Secretary 718-392-0200
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ___________________.

Section 1 – Conflict Minerals Disclosure

Items 1.01 and 1.02. Conflict Minerals Disclosure and Report; Exhibit.

Standard Motor Products, Inc.’s (the “Company”) Conflict Minerals Report for the reporting period from January 1, 2025 to December 31, 2025 is filed as Exhibit 1.01 to this Specialized Disclosure Report on Form SD. A copy of the Report is also publicly available at smpcorp.com under “Our Company – Governance - Charters & Policies.”

The reference to the Company’s website is provided for convenience only, and its contents are not incorporated by reference into this Form SD nor the Conflict Minerals Report. The contents of the Company’s website shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such filing.

Section 3 – Exhibits

Item 3.01. Exhibits.

Exhibit 1.01 – Conflict Minerals Report for the reporting period from January 1, 2025 to December 31, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

STANDARD MOTOR PRODUCTS, INC.

By:	/s/ Nathan R. Iles
Nathan R. Iles
Chief Financial Officer

Date: May 29, 2026

Exhibit Index

Exhibit No.	Description

1.01	Conflict Minerals Report for the reporting period from January 1, 2025 to December 31, 2025.